FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translations of Registrant’s Reports filed with the Israeli Securities Authority on May 12, 2011 in connection with the Registrant's Financial Results for the First Quarter of 2011.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By: /s/Yaron Elad
Yaron Elad
VP & CFO

Dated: May 12, 2011

3

Elron Electronic Industries Ltd.
("Elron" or the "Company")

English Translation of Quarterly Report
for the First Quarter of 2011

Part I

Material Changes and Updates that Occurred in the Company's
Business in the Three Months Ended March 31, 2011

Details according to Regulation 39A of the Israel Securities Regulations (Periodic and
Immediate Reports), 1970

In this section:

"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the First Quarter of 2011, included in Section II of this report.

"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements for the Three Months Ended March 31, 2011, included in Section III of this report.

"20-F Annual Report"	Elron's Annual Report for 2010 filed with the SEC on Form 20-F.

As noted in its press release filed on Form 6-K with the SEC on March 10, 2011, in accordance with reporting requirements in Israel, Elron filed an annual report for 2010 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating the section herein from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than its ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the first quarter of 2011, which were described in the 20-F Annual Report.

1.	Item 3 – Key Information

1.1.	Risks Affecting Elron and the Companies in its Group

Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future and may be restrictive in their terms. As aforementioned in this risk factor, certain of Elron's group companies participate in programs of the Office of the Israeli Chief Scientist ("OCS") from which they receive grants for the financing of a portion of their research and development expenditures. In consideration for receiving such grants, recipient companies are subject to certain obligations under the Israeli Encouragement of Industrial Research and Development Law, 1984 ("R&D Law"), including a restriction on the ability to transfer know-how funded by the OCS out of Israel, which restriction includes, among other things, a certain payment to the OCS which is calculated according to formulae provided under the R&D Law. The update in this paragraph concerns such formulae.

2.	Item 4 – Information on the Company

2.1.	Investments

See Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements.

2.2.	Investment in Kyma

In March 2011, Elron transferred its investment in Kyma, including any rights and obligations with respect to this investment, to RDC. See Note 3.E to the Financial Statements for additional details.

3.	Item 5 – Operating and Financial Review and Prospects

3.1.	Global Economic Status

See Section 2.2. of the Board of Directors Report.

3.2.	Israeli Legislative Environment

3.2.1.
Increasing Competition and Reducing Risk in the Activity of Business Groups, 5770-2010: In March 2011, it was announced that the committee formed with the purpose of recommending to the government possible policy measurements for addressing the issue of the structure of holdings in the economy, invited the public to present its position regarding competition in the Israeli economy. It was further announced that the said committee intends to submit its conclusions by June 1, 2011.

2

3.2.2.
Israeli Companies Law (Amendment no. 16), 2011 ("Amendment 16"): In March 2011, Amendment 16 was issued, which includes amendments to the Israeli Companies Law concerning the corporate governance of Israeli companies, including among others, directives regarding the composition of the board of directors, the composition and functions of the audit committee, the qualifications and duration of the term of external directors, and directives regarding an increase in the majority vote required at a shareholder meeting for the appointment of external directors and for the approval of transactions with controlling shareholders, and transactions in which the controlling shareholder of a company has a personal interest.

Ari Bronshtein CEO	Yaron Elad CFO

May 12, 2011, Tel Aviv, Israel

3

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

1. Board of Directors' Analysis of the Company's Business

1.1. General

Elron Electronic Industries Ltd. ("Elron" or "the Company"), a member of the IDB Holding Group, is a high technology operational holding company that operates through subsidiaries, associates and other companies classified as available-for-sale investments, referred to as "group companies". Elron generally invests in companies in a manner that vests it with influence on their direction and management. Some of Elron's group companies grew out of its subsidiary, RDC – Rafael Development Corporation ("RDC"), established by Elron together with Rafael Advanced Defense Systems Ltd. ("Rafael"), the largest research and development organization of Israel's Ministry of Defense. RDC has first rights to exploit commercially certain technologies of Rafael in non-military markets.

Elron supports its group companies and is directly involved in their direction including through membership on their boards of directors and communication with their managements, selecting and manning senior management positions, business plan preparation, research and development and operational guidance, and introductions to potential strategic partners. Elron's group companies currently comprise public and privately held companies at various levels of development and progress. See the annex to the interim consolidated financial statements for details on Elron's holdings.

The field of technology in which the group companies operate is characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of Elron's group companies is dependent upon their technological quality, intellectual property, prices and nature of their products in comparison to the products of their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs. Furthermore, the future success of Elron's group companies is dependent upon the condition of the capital markets and their ability to raise financing.

Elron's main goal is to build and realize value for its shareholders through the sale to third parties of a portion or all of its holdings in, or the issuance of shares by, its group companies, while simultaneously seeking opportunities to acquire or invest in new and existing companies at different stages of development including early stage and more mature companies. The Company believes that this strategy is conducive to its goal of increasing shareholder value as well as contributes to obtaining capital to support the growth of its group companies and to investing in new business opportunities. The nature of Elron's business, therefore, is expected to result in volatility in its results of operations, depending on the transactions that occur within a given period.

Elron's operational results in any given period are due, for the most part, to the results of operations of those of its group companies which are accounted by the Company under the consolidation or equity method of accounting and dispositions and changes in holdings of group companies as well as impairment charges. As most of Elron's group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, without further exit transactions the Company has experienced, and expects to continue to experience, losses in respect of these companies to the extent they are accounted by it under the consolidation or equity method of accounting, as well as impairment charges for those investments in which the carrying amount will exceed the fair value.

Elron's capital resources in any given period are primarily affected by the extent of its investment in existing and new companies, the realization of certain holdings, available credit lines or loans, as well as the impact of any dividends or distributions to its shareholders and/or from its group companies. The results of operations of Elron's group companies, and consequently, Elron's results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets and capital markets, which significantly affect the ability of Elron's group companies to raise financing and Elron's ability to dispose of holdings and realize gains from its holdings.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

During 2009-2011, the Company continued to invest in and support its existing group companies, investing in fewer existing companies than in the past with the intent of focusing on such companies, and intends to continue to invest in new companies.

1.2. Material Events in the Reporting Period and Subsequently

The material events are described in Notes 3 and 4 to the Company's interim consolidated financial statements as of March 31, 2011, the most notable of which is the following:

Transfer of the Investment in Kyma to RDC. In September 2010, Elron completed an investment in Kyma in the amount of $1 million. Kyma is engaged in the development of a miniature, radar technology based device, which allows for the continuous monitoring of chronic heart failure patients from home. Following the investment, Elron held approximately 27% of Kyma's outstanding shares. Pursuant to the investment agreement between Elron and Kyma, Elron had the right to invest, as of January 1, 2011, an additional amount of $4 million in Kyma. In January 2011, Elron exercised such right. Following the investments in Kyma, Elron held approximately 65% of Kyma's outstanding shares. In March 2011, the investment in Kyma, including any rights and obligations with respect to this investment, was transferred to RDC, in consideration for the amount invested by Elron (including transaction costs). Following the transfer of the investment to RDC, Elron holds approximately 33% of Kyma indirectly, and approximately 65% on a consolidated basis. See Note 3.E to the interim consolidated financial statements as of March 31, 2011 for additional details regarding the investment in Kyma.

1.3. Results of Operations

The loss attributable to Elron's shareholders in the first quarter of 2011 amounted to $4,348 thousand, as compared to a loss of $12,897 thousand in the first quarter of 2010. The loss per share attributable to Elron's shareholders in the first quarter of 2011 amounted to $0.16, as compared to a loss per share of $0.44 in the first quarter of 2010.

The loss for the first quarter of 2011 resulted from Elron's share of the net loss of its group companies (net of non-controlling interest) in the amount of approximately $5,174 thousand, resulting mainly from the losses of Pocared, Starling, Kyma and NuLens. These amounts include excess cost amortization expenses in respect of certain group companies, mainly Given Imaging, in the amount of approximately $1,189 thousand. The loss was offset by a gain from changes in holdings in the amount of approximately $1,200 thousand (net of non-controlling interest) due to a decrease in the Company's holding in Given Imaging, which resulted from the exercise and expiration of options granted to Given Imaging employees.

The loss for the first quarter of 2010 resulted mainly from Elron's share of the net losses of its group companies (net of non-controlling interest) in the amount of approximately $11,271 thousand, resulting mainly from the losses of Starling, Medingo Ltd. ("Medingo"), Wavion and Teledata Networks Ltd. ("Teledata"). These amounts include excess cost amortization in respect of certain group companies, mainly Given Imaging, in the amount of $1,417 thousand.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

1.3.1. Composition of the Company's Results of Operations

	For the three months ended March 31, 2011	For the three months ended March 31, 2010	For the year ended December 31, 2010
	Unaudited		Audited
	$ thousands
Income from sales	4,395	1,655	9,608
Gain (Loss) from disposal of businesses and associates and changes in holdings in associates, net	1,374	(70)	160,010
Financial income	856	524	2,739
Total income	6,625	2,109	172,357
Equity in losses of associates, net	2,413	4,541	10,863
Cost of sales	1,157	728	3,948
Research and development expenses, net	4,391	6,265	18,209
Selling and marketing expenses	1,988	2,083	6,551
General and administrative expenses	2,197	4,638	13,577
Amortization of intangible assets	85	354	1,484
Financial expenses	531	1,580	3,031
Other expenses (income), net	(364)	(302)	3,136
Total costs and expenses	12,398	19,887	60,799
Income (Loss) before taxes on income	(5,773)	(17,778)	111,558
Taxes on income (Tax benefit)	-	(316)	6,112
Income (Loss)	(5,773)	(17,462)	105,446
Income (Loss) attributable to the Company's shareholders	(4,348)	(12,897)	60,678
Income (Loss) attributable to non-controlling interest	(1,425)	(4,565)	44,768
Basic income (loss) per share attributable to the Company's shareholders (in $)	(0.16)	(0.44)	1.98
Diluted income (loss) per share attributable to the Company's shareholders (in $)	(0.16)	(0.44)	1.98

1.3.2. Analysis of the Company's Results of Operations

Income from sales

This item included mainly income from Wavion's sales in the amount of $4,395 thousand and $1,655 thousand in the first quarter of 2011 and 2010, respectively. The increase in Wavion's sales was primarily due to Wavion's increased marketing and sales efforts.

Gain (Loss) from Disposal of Businesses and Associates and Changes in Holdings in Associates, net

In the first quarter of 2011 gains from disposal of businesses and associates and changes in holdings in associates, net, amounted to $1,374 thousand, and resulted primarily from an approximately $785 thousand gain (net of non-controlling interest) due to a decrease in the Company's holding in Given Imaging, which resulted from the exercise and expiration of options granted to Given Imaging employees, and from an approximately $407 thousand gain due to the initial consolidation of Kyma.

In the first quarter of 2010, the Company had no material gains from disposal of businesses and associates and changes in holdings in associates.

Financial Income

Financial income in the first quarter of 2011 amounted to $856 thousand, and resulted mainly from interest income on bank deposits and translation differences accumulated on loans granted to Starling by Elron and RDC.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

Financial income in the first quarter of 2010 amounted to $524 thousand, and resulted mainly from interest income from loans granted by the Company to associates and from interest income on bank deposits.

Equity in Losses of Associates, net

Elron's share of net losses of associates resulted from holdings in certain investments that are accounted for under the equity method. The Company's share of net losses of associates amounted to $2,413 thousand and $4,541 thousand in the first quarter of 2011 and 2010, respectively.

The decrease in Elron's share of net losses of associates compared with the first quarter of 2010 resulted mainly from the disposition of certain associates during 2010, including Teledata and Impliant Inc., which had generated losses in the first quarter of 2010.

As most of the group companies have not yet generated significant revenues and invest considerable resources in research and development and in marketing activities, Elron has experienced, and expects to continue to experience, losses in respect of these companies. In addition, see "Analysis of the Results of Operations of the Company's Major Associates" below.

Cost of Sales

Cost of sales in the first quarter of 2011 and 2010 amounted to $1,157 thousand and $728 thousand, respectively, and consisted primarily of expenses related to salaries and materials associated with supplying products to Wavion.

The increase in cost of sales resulted primarily from the increase in Wavion's sales, as aforementioned.

Operating Expenses

Operating expenses in the first quarter of 2011 and 2010 amounted to $8,576 thousand and $12,986 thousand, respectively, and comprised mainly of research and development expenses, net, selling and marketing expenses and general and administrative expenses of Elron's and RDC's corporate operations and of consolidated companies (excluding amortization of intangible assets which also constitutes part of operating expenses under IFRS but is presented separately). The following table summarizes the operating results of the Company and its main consolidated companies:

	For the three months ended March 31, 2011	For the three months ended March 31, 2010
	unaudited
	$ thousands
Elron corporate	994	1,051
RDC	557	2,209
Wavion	3,388	2,388
Medingo *	-	4,159
Starling	2,198	2,131
Kyma **	554	-
Other	894	1,048

* Medingo was consolidated in the Company's financial results until the date of its sale in May 2010.
** Kyma is consolidated in the Company's financial results since January 2011 due to the Company obtaining control over it.

Corporate: Corporate operating expenses in the first quarter of 2011 and 2010 amounted to $994 thousand and $1,051 thousand, respectively. The decrease in expenses resulted mainly from a decrease in insurance costs.

RDC: RDC's operating expenses in the first quarter of 2011 and 2010 amounted to $557 thousand and $2,209 thousand, respectively. The decrease in expenses resulted mainly from a one-time expense recorded in 2010 in respect of a settlement agreement with the former CEO of RDC (see Note 19 to the consolidated financial statements as of December 31, 2010).

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

Wavion: Wavion's operating expenses in the first quarter of 2011 and 2010 amounted to $3,388 thousand and $2,388 thousand, respectively. The increase resulted mainly from Wavion's increased marketing and sales efforts and the increase in its operations and sales turnover. Wavion's operating loss in the first quarter of 2011 and 2010 amounted to $150 thousand and $1,454 thousand, respectively. The abovementioned factors along with an improvement in Wavion's gross profit margin led to a decrease in its operating loss.

Medingo: As aforementioned, Medingo's results were consolidated in Elron's statements until the date of its sale in May 2010. Medingo's operating expenses and operating loss in the first quarter of 2010 amounted to $4,159 thousand.

Starling: Starling's operating expenses and operating loss in the first quarter of 2011 and 2010 amounted to $2,189 thousand and $2,131 thousand, respectively.

Kyma: As aforementioned, Kyma's results are consolidated in Elron's statements as of January 2011. Kyma's operating expenses and operating loss in the first quarter of 2011 amounted to $554 thousand.

Amortization of Intangible Assets

Amortization of intangible assets in the first quarter of 2011 and 2010 amounted to $85 thousand and $354 thousand, respectively, and resulted from the amortization of technology attributed to Wavion. The decrease in the amortization amount resulted mainly from the decline in value of such technology in 2010 (see Note 3.C.2.C. to the consolidated financial statements as of December 31, 2010), which led to a decrease in the quarterly amortization amount.

Financial Expenses

Financial expenses in the first quarter of 2011 amounted to $531 thousand, and resulted mainly from an increase in the market value of Starling's convertible debentures.

Financial expenses in the first quarter of 2010 amounted to $1,580 thousand, and resulted mainly from interest expenses from loans granted to Elron, RDC and Wavion, and from an increase in the market value of Starling's convertible debentures.

Other Expenses (Income), net

Other income, net, in the first quarter of 2011 amounted to $364 thousand, and resulted mainly from a gain due to the sale of a portion of Elron's holding in GigOptix shares (see Note 4 to the interim consolidated financial statements as of March 31, 2011).

Other income, net, in the first quarter of 2010 amounted to $302 thousand, and resulted mainly from Elron's share in the gains of InnoMed Ventures Limited Partnership, an Elron holding.

Taxes on Income (Tax Benefit)

No tax expenses (tax benefit) were recorded during the first quarter of 2011.

A tax benefit was recorded in the first quarter of 2010 amounting to $316 thousand, and resulted from deferred income tax recorded in RDC which was recognized in the past due to the probability that future taxable income would be available as a result of the sale of RDC's holdings in Medingo.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

1.3.3. Analysis of the Results of Operations of the Company's Major Associates

Given Imaging (an approximately 27% direct and indirect holding through RDC) reported the following results of operations (according to IFRS):

	For the three months ended March 31, 2011	For the three months ended March 31, 2010	Increase (Decrease)
	unaudited
	$ thousands		%
Sales	39,969	32,097	24.5%
Operating income	1,704	963	76.9%
Net income attributable to shareholders	553	2,549	(78.3)%

The increase in Given Imaging's sales in the first quarter of 2011 compared with the first quarter of 2010 resulted mainly from the inclusion of the sales of Sierra Scientific Instruments which was acquired in April 2010. The increase in Given Imaging's operating income in the first quarter of 2011 compared with the first quarter of 2010 resulted mainly from an increase in sales as aforementioned and from an improvement in Given Imaging's gross profit. The main factors that influenced the decrease in Given Imaging's net income in the first quarter of 2011 compared with the first quarter of 2010 were an increase in tax expenses and in finance expenses due to translation differences.

1.4. Liquidity and Capital Resources

	March 31, 2011	December 31, 2010
	(unaudited)	(audited)
	$ thousands
Total assets in the consolidated statement of financial position	241,121	250,338
Investments in associates and available for sale assets (including assets classified as held for sale)	140,052	146,801
Other long-term receivables	28,333	28,218
Current assets (excluding assets classified as held for sale)	66,737	69,645
Intangible assets, net	3,901	3,595
Current liabilities	16,843	14,782
Long-term liabilities	17,105	16,083
Total liabilities	33,948	30,845
Equity including non-controlling interest	207,173	219,493

Elron's and RDC's primary cash flows (non-consolidated) *	For the three months ended March 31, 2011	For the three months ended March 31, 2010
	unaudited
	$ thousands
Proceeds from disposal of non-current investments of Elron	1,301	156
Investments in group companies**	9,066	11,757

* The amounts presented include RDC's cash flows in full (100%) in addition to Elron's cash flows.
** Excluding Elron's investment in RDC and the consideration transferred from RDC following the transfer of the investment in Kyma to RDC.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

Consolidated cash and cash equivalents at March 31, 2011 were $51,613 thousand, compared with $56,539 thousand at December 31, 2010. Non-consolidated cash and cash equivalents at March 31, 2011 were $38,091 thousand, compared with $40,714 thousand at December 31, 2010.

The main uses of cash in the first quarter of 2011 were investments and loans to group companies in the amount of $8,263 thousand and $803 thousand by Elron and RDC, respectively.

The main uses of cash in the first quarter of 2010 were investments and loans to group companies in the amount of $5,647 thousand and $6,110 thousand by Elron and RDC, respectively.

Elron's and RDC's investments in group companies during the first quarter of 2011 and 2010 are set forth in the following table:

	Elron		RDC
	For the three months ended March 31, 2011	For the three months ended March 31, 2010	For the three months ended March 31, 2011	For the three months ended March 31, 2010
	unaudited
	$ thousands
Consolidated Companies *
Kyma **	4,000	-	-	-
Starling	697	1,811	803	2,089
Wavion	931	1,350	-	-
Sync-Rx	-	-	-	600
Xsights	-	-	-	476
Medingo ***	-	330	-	2,945
	5,628	3,491	803	6,110
Associates and Other Investments
Pocared	2,635	-	-	-
NuLens	-	2,000	-	-
Safend	-	156	-	-
	2,635	2,156	-	-
Total investments	8,263	5,647	803	6,110

*These investments do not affect the cash included in the interim consolidated financial statements. Furthermore, Elron invested approximately $3,750 thousand in RDC in the first quarter of 2010.
** Kyma's results are consolidated in the Company's financial results since January 2011 due to the Company obtaining control over it. The amounts exclude the consideration transferred from RDC following the transfer of the investment in Kyma to RDC.
*** Medingo was consolidated in the Company's financial results until the date of its sale in May 2010, as aforementioned.

Subsequent to the reporting date and through May 12, 2011, investments amounted to approximately $3,247 thousand as detailed below:

	Elron	RDC
	unaudited
	$ thousands
Consolidated Companies
Starling	1,393	1,607
Associates and Other Investments
Safend	247	-
Total investments	1,640	1,607

Proceeds from the sale of Elron's and RDC's non-current investments during the first quarter of 2011 mainly include Elron's proceeds in the amount of $1,301 thousand from the sale of GigOptix shares, and Elron's and RDC's proceeds in the amount of $15 thousand and $38 thousand, respectively, in respect of the sale of Sela – Semiconductors Engineering Laboratories Ltd. which was completed in the third quarter of 2009. Elron and RDC did not generate material cash from the sale of investments in the first quarter of 2010.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

Convertible debentures at March 31, 2011 amounted to $3,615 thousand compared with $3,385 thousand at December 31, 2010. The convertible debentures balance represents the minority portion of the convertible debentures issued by Starling. The increase was due to an increase in the market value of Starling's debentures.

Shareholders' equity attributable to shareholders at March 31, 2011 was approximately $184,681 thousand, representing approximately 77% of the total assets in the statement of financial position, compared with $195,921 thousand, representing approximately 78% of total assets in the statement of financial position at December 31, 2010. The decrease in shareholders' equity resulted mainly from the loss attributable to shareholders in the amount of $4,348 thousand in the first quarter of 2011 and from a decrease in capital reserves for assets classified as held for sale in the amount of $6,735 thousand, mainly due to the decrease in the fair value of the investment in Enablence shares held by the Company (see Note 4 to the interim consolidated financial statements as of March 31, 2011 regarding the evaluation of the discount element in respect of the lock-up on the Enablence shares). The decrease in the ratio of shareholders' equity attributable to shareholders to total assets mainly resulted from the decrease in shareholders' equity as described above.

Consolidated working capital at March 31, 2011 (excluding available for sale financial assets presented as assets held for sale) amounted to $49,894 thousand, compared with $54,863 thousand at December 31, 2010. The decrease in working capital resulted mainly from a decrease in the cash balance.

Intangible assets as of March 31, 2011 amounted to $3,901 thousand, and mainly included intangible assets attributed to the agreement with Rafael in the amount of $3,051 thousand and technology in the amount of $663 thousand resulting from the initial consolidation of Wavion in 2008 and Kyma in 2011. Intangible assets as of December 31, 2010 amounted to $3,595 thousand, and mainly included intangible assets attributed to the agreement with Rafael in the amount of $3,051 thousand and technology in the amount of $342 thousand resulting from the initial consolidation of Wavion. The increase in intangible assets resulted mainly from a $407 thousand increase resulting from the initial consolidation of Kyma which was partially offset by the periodic amortization of technology attributed to Wavion resulting from the initial consolidation of Wavion.

2. Exposure to and Management of Market Risks

The report in this section refers to Elron and its consolidated companies to the extent that the exposure to market risks is material to Elron. The Company's risk management policy is implemented only for Elron itself. Elron does not determine the risk management policy for its group companies,zand has not taken any action in the reported period to hedge market risks resulting from operations of its group companies. During the reported period, and during the period from March 31, 2011 until the date of approval of the financial statements, no material change has taken place with respect to the market risks to which the Company is exposed, the Company's policy for management of such risks, the officer responsible for their management and the means of supervision and implementation of the policy, as described in Item 5 – "Operating and Financial Review and Prospects" of the Company's Annual Report for 2010 filed on Form 20-F with the Securities and Exchange Commission.

2.1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at March 31, 2011, December 31, 2010 and March 31, 2010.

The linkage balance includes balances in respect of Starling, whose operating currency (NIS) differs from that of the Company (U.S. dollars).

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

As of March 31, 2011 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item**	Total
Assets *

Cash and cash equivalents	-	47,272	-	4,341	-	51,613
Restricted cash	66	330	-	-	-	396
Trade receivables	-	4,334	18	231	-	4,583
Other account receivables	-	187	-	1,245	2,593	4,025
Inventories	-	-	-	-	6,120	6,120
Assets held for sale	-	-	-	-	9,590	9,590
Investments in associates	-	-	-	-	110,008	110,008
Other investments (accounted as available for sale)	-	-	-	-	20,454	20,454
Property, plant and equipment, net	-	-	-	-	2,098	2,098
Intangible assets, net	-	-	-	-	3,901	3,901
Other long-term receivables	-	28,083	-	250	-	28,333

Total assets	66	80,206	18	6,067	154,764	241,121

Liabilities *
Trade payables	-	300	47	3,514	-	3,861
Other account payables	506	740	-	6,385	2,006	9,367
Long term loans from banks and others	-	1,882	-	-	-	1,882
Convertible debentures	3,615	-	-	-	-	3,615
Royalty bearing government grants	-	9,914	-	-	-	9,914
Employee benefits, net	-	-	-	-	121	121
Deferred taxes	-	-	-	-	4,839	4,839
Other long term liabilities	-	-	-	-	79	79

Total liabilities	4,121	12,836	47	9,899	7,045	33,948

* Non-current assets and liabilities in this table include the current maturities in respect thereof.
** Including items that are not financial items.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

As of December 31, 2010 ($ thousands) (audited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item**	Total
Assets *

Cash and cash equivalents	-	51,205	-	5,334	-	56,539
Restricted cash	65	300	-	-	-	365
Trade receivables	-	2,842	-	219	-	3,061
Other account receivables	-	643	-	1,210	2,471	4,324
Inventories	-	-	-	-	5,356	5,356
Assets held for sale	-	-	-	-	17,211	17,211
Investments in associates	-	-	-	-	109,369	109,369
Other investments (accounted as available for sale)	-	-	-	-	20,221	20,221
Property, plant and equipment, net	-	-	-	-	2,079	2,079
Intangible assets, net	-	-	-	-	3,595	3,595
Other long-term receivables	-	27,997	-	221	-	28,218

Total assets	65	82,987	-	6,984	160,302	250,338

Liabilities *
Trade payables	-	494	14	3,348	-	3,856
Other account payables	128	489	-	5,482	1,931	8,030
Long term loans from banks and others	-	1,385	-	-	-	1,385
Convertible debentures	3,385	-	-	-	-	3,385
Royalty bearing government grants	-	9,156	-	-	-	9,156
Employee benefits, net	-	-	-	-	134	134
Deferred taxes	-	-	-	-	4,746	4,746
Other long term liabilities	-	-	-	-	153	153

Total liabilities	3,513	11,524	14	8,830	6,964	30,845

* Non-current assets and liabilities in this table include the current maturities in respect thereof.
** Including items that are not financial items.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

As of March 31, 2010 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item**	Total
Assets *

Cash and cash equivalents	-	34,963	-	19,654	-	54,617
Restricted cash	-	-	-	61	-	61
Trade receivables	-	1,967	-	101	-	2,068
Other account receivables	-	513	-	1,577	1,848	3,938
Inventories	-	-	-	-	4,117	4,117
Assets held for sale	280	1,101	3	49	1,551	2,984
Investments in associates	-	-	-	-	114,881	114,881
Other investments (accounted as available for sale)	-	-	-	-	15,986	15,986
Property, plant and equipment, net	-	-	-	-	1,820	1,820
Intangible assets, net	-	-	-	-	7,069	7,069
Other long-term receivables	-	639	-	262	-	901
Deferred tax assets	-	-	-	-	316	316

Total assets	280	39,183	3	21,074	147,588	208,758

Liabilities *
Short term credit and loans	-	10,563	-	-	-	10,563
Trade payables	-	408	91	2,411	-	2,910
Other account payables	612	573	-	7,572	1,195	9,952
Liabilities held for sale	-	4,669	55	2,060	-	6,784
Long term loans from banks	-	40,835	-	-	-	40,835
Long term loan from shareholders	17,034	-	-	-	-	17,034
Convertible Debentures	4,164	-	-	-	-	4,164
Royalty bearing government grants	-	9,378	-	-	-	9,378
Employee benefits	-	-	-	-	159	159
Other long term liabilities	-	-	-	-	296	296

Total liabilities	21,810	66,426	146	12,043	1,650	102,075

* Non-current assets and liabilities in this table include the current maturities in respect thereof.
** Including items that are not financial items.

The Company and subsidiaries did not have material derivatives positions as of March 31, 2011, December 31, 2010 and March 31, 2010.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

2.2. Financial Market Conditions

While 2010 saw economic recovery accompanied by continued concern over the ramifications of the financial crisis, primarily in Europe and the U.S., since the beginning of 2011, the global financial markets have experienced an increased level of uncertainty. This is due, among other things, to geopolitical changes in various Arab countries in the Middle East and North Africa which have contributed to an increase in oil prices, and to the earthquake in Japan which caused damage to nuclear power plants in the country and raised concern that the world's third largest economy will be negatively affected, following the sharp rise in the prices of commodities in general, and of oil in particular, during 2010.

In the beginning of 2011, the rapid growth trend and rise in inflation have continued in the Israeli market. On the other hand, the said geopolitical developments in certain Arab countries have increased the uncertainty and the fluctuations in the Israeli capital market. Should the geopolitical instability in the Middle East continue, it may, in certain scenarios, adversely affect the Israeli market, even though its effect on the real economic activity at present is limited. Since the beginning of 2011, the policy of monetary restraint has continued in the Israeli market, as has a similar policy in additional developing global markets, and has begun to be implemented in the Euro area.

Developments in the global markets and particularly in the Euro area and in the U.S., including exchange rate fluctuations worldwide have affected and may continue to affect the Company's and its group companies' results of operations, their liquidity, the value of their equity, the value and exit potential of their assets, their business (including the demand for the products of the group companies), their financial covenants, their ability to distribute dividends, and also their ability to raise financing required for their day-to-day and long-term operations, and the terms of such financing.

2.3. Sensitivity Tests of Financial Instruments

For details concerning sensitivity tests of sensitive financial instruments included in the interim consolidated financial statements as of March 31, 2011 in accordance with changes in market factors, see Appendix A below.

Following are the summarized results of the sensitivity tests:

As of March 31, 2011

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	3,358	(82)	(8)	(4)	85	9	5

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	(2,779)	(278)	(139)	278	139
Sensitivity to changes in share prices of available for sale investments	30,044	3,004	1,502	(3,004)	(1,502)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(3,805)	(381)	(190)	381	190

As of December 31, 2010

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	3,293	(95)	(15)	(7)	99	14	7

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	(1,803)	(180)	(90)	180	90
Sensitivity to changes in share prices of available for sale investments	37,432	3,743	1,872	(3,743)	(1,872)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(3,514)	(351)	(176)	351	176

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

As of March 31, 2010

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in nominal NIS interest rate	(18,029)	507	78	39	(532)	(78)	(39)
Sensitivity to changes in dollar interest rates	(50,655)	1,091	190	95	(1,137)	(190)	(95)

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	(4,822)	(442)	(221)	442	221
Sensitivity to changes in the Consumer Price Index	(18,029)	(361)	(180)	361	180
Sensitivity to changes in share prices of available for sale investments	15,986	1,599	799	(1,599)	(799)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(4,164)	(416)	(208)	416	208

3. Aspects of Corporate Governance

3.1. Disclosure Pertaining to the Approval Process of the Financial Statements

The Company's financial statement examination committee (the "Committee") is the audit committee, the organ in charge of the oversight of the financial statements. The Company's board of directors is the organ in charge of the approval of the financial statements. For details regarding the Committee members, see Item 6 – "Directors, Senior Management and Employees" of the Company's Annual Report for 2010 filed on Form 20-F with the Securities and Exchange Commission.

The Committee holds discussions and makes recommendations to the board of directors regarding the approval process of the financial statements, and delivers its recommendations to the board of directors reasonably sufficient time prior to the approval of the board of directors' meeting, and reports thereto on any flaw or problem, if any, having arisen during the examination. The Company's auditor is invited to and attends the Committee's meetings, as well as the board meetings at which the financial statements are discussed and approved, at which he addresses the audit performed. In addition, the internal auditor attends the Committee's meetings.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

The Committee examines, inter alia, through a detailed presentation by the officers and others at the Company, including the Company's CEO – Ari Bronshtein, and CFO – Yaron Elad, the following issues, and makes recommendations thereon to the board of directors: the material issues in the financial reporting, including transactions outside the ordinary course of business (if any), the material estimates and critical assessments used in the financial statements, the valuations, including the assumptions and estimates underlying the same, on which data in the financial statements are based, the completeness and correctness of the disclosure in the financial statements, the reasonableness of the data, the accounting policy implemented and changes having occurred therein, implementation of the principle of due disclosure in the financial statements and related information, the internal controls associated with the financial reporting and the effectiveness thereof, and various aspects of risk control and management, both such that are reflected in the financial statements (such as the report on financial risks), and such that affect the reliability of the financial statements. If necessary, the Committee requests comprehensive reviews on issues of particularly material impact.

The approval of the financial statements involves at least three meetings: Two of the Committee, prior to the board of directors meeting for a comprehensive, in-principle discussion of the material reporting issues and the formulation of recommendations to the board of directors, and the third – of the board of directors, for discussion and approval of the financial statements.

The process of approval of the Company's financial statements as of March 31, 2011, involved three meetings as follows: (1) a meeting of the Committee regarding the material accounting issues and the valuations performed in order to prepare the financial statements, (2) a meeting of the Committee, held prior to the board of directors meeting, for a comprehensive, in-principle discussion of the material reporting issues and the formulation of recommendations to the board of directors regarding the approval of the financial statements, and (3) a meeting of the board of directors, for discussion and approval of the financial statements and periodical reports.

To the Committee meeting held on May 1, 2011, at which the Committee discussed the material accounting issues and examined the valuations used in the preparation of the financial statements, in addition to the Committee members, with the exception of Yaacov Goldman who did not attend, the following persons were invited and attended: the Company's CFO – Yaron Elad, the Company's Controller – Nir Pinchas, and the Company's auditor. The Company's internal auditor was invited but did not attend.

To the Committee meeting held on May 11, 2011, at which the Committee discussed and finalized its recommendations to the board of directors regarding approval of the financial statements for the first quarter of 2011, in addition to the Committee members, the following persons were invited and attended: the Company's auditor, Ari Bronshtein – the Company's CEO, Yaron Elad – the Company's CFO, Nir Pinchas – the Company's Controller, Doron Cohen, CPA – the Company's Internal Auditor, and other personnel in the Company. During this meeting, the Committee examined, amongst other issues, the assessments made and evaluations performed in connection with the financial statements for the first quarter of 2011, the accounting policy implemented and the accounting treatment applied to material issues of the Company, and the valuations, including the assumptions and estimates underlying the same, upon which the first quarter 2011 financial statements' data are based, through a detailed presentation of the abovementioned matters by officers and other position holders in the Company, including the CEO – Ari Bronshtein, and the CFO – Yaron Elad. Furthermore, the Company's auditor addressed the review performed. The Committee's recommendations were delivered in writing to the members of the board of directors on May 11, 2011.

At the board of directors meeting held on May 12, 2011, the board of directors discussed the Committee's recommendations and approved the Company's financial statements as of March 31, 2011. The Committee's recommendations were delivered in writing to the members of the board of directors 1 business day prior to the board of directors meeting, while a draft of the quarterly report was provided to the directors for their review 3 business days prior to this meeting, which period of time, the board of directors deemed to be reasonable, in view of the complexity and extent of the recommendations. The following board members attended the said board of directors meeting: Chairman of the board – Arie Mientkavich, Gad Arbel, Avraham Asheri, Yaacov Goldman, Gabi Barbash, Rona Dankner and Arieh Ovadia.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

4. Disclosure Directives Relating to Financial Reporting

4.1. Critical Accounting Estimates

Regarding the contingent consideration element from the sale of Medingo, see Note 3 to the interim consolidated financial statements as of March 31, 2011, and regarding the Company's holding in Enablence shares, see Note 4 to the interim consolidated financial statements as of March 31, 2011. With the exception of the aforementioned, as of the reporting date, no material changes have taken place with respect to the critical accounting estimates used in the preparation of the Company's financial statements

Ari Bronshtein CEO	Arie Mientkavich Chairman

May 12, 2011, Tel Aviv

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

Appendix A
to the Board of Directors Report as of March 31, 2011

Sensitivity tests of sensitive financial instruments included in the interim consolidated financial statements as of March 31, 2011, in accordance with changes in market factors

The following tables describe sensitivity tests of the fair value of financial instruments held by the Company and its subsidiaries.

The following comments should be considered with regards to the tables below:

1.	The instruments that appear below are not necessarily presented in the financial statements at fair value.

2.
Starling's operating currency (NIS) is different from that of the Company and its other subsidiaries (U.S. Dollar). Accordingly, no sensitivity tests were carried out in relation to the exchange rate in financial instruments held by Starling. It should be noted that the effect of the difference between Starling's currency and the Company's currency is reflected in the Company's shareholders' equity under capital reserves from translation differences.

3.	The exchange rates according to which the sensitivity tests were carried out are the closing rates on the day of calculation.

a. Sensitivity Tests of the Balances as of March 31, 2011

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables	3,916	(90)	(24)	(12)	93	24	12
Loans from banks and others (including current maturities)	(558)	8	16	8	(8)	(15)	(7)
	3,358	(82)	(8)	(4)	85	9	5

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011
Sensitivity test of changes in the dollar exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	1,321	132	66	(132)	(66)
Cash and cash equivalents	4,030	403	202	(403)	(202)
Non-current assets:
Long-term receivables	178	18	9	(18)	(9)
Current liabilities:
Trade payables and other account payables	(8,308)	(831)	(415)	831	415

	(2,779)	(278)	(139)	278	139

*Sensitivity tests for the influence of the Euro exchange rate were not presented due to their negligible influence.

Sensitivity test of changes in prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	20,454	2,045	1,023	(2,045)	(1,023)
Assets classified as held for sale	9,590	959	480	(959)	(480)
	30,044	3,004	1,502	(3,004)	(1,502)

Sensitivity test of changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(3,805)	(381)	(190)	381	190

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

b. Sensitivity Tests of the Balances at December 31, 2010

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables	3,828	(104)	(32)	(16)	109	32	16
Loans from banks and others (including current maturities)	(535)	9	17	9	(10)	(18)	(9)
	3,293	(95)	(15)	(7)	99	14	7

Sensitivity test of changes in the dollar-NIS exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	1,103	110	55	(110)	(55)
Cash and cash equivalents	3,788	379	189	(379)	(189)
Current liabilities:
Trade payables and other account payables	155	16	8	(16)	(8)
Non-current liabilities:
Loans from shareholders	(6,849)	(685)	(342)	685	342

	(1,803)	(180)	(90)	180	90

*Sensitivity tests of the influence of the Euro exchange rate were not presented due to their negligible influence.

Sensitivity test of changes in prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	20,221	2,022	1,011	(2,022)	(1,011)
Assets classified as held for sale	17,211	1,721	861	(1,721)	(861)
	37,432	3,743	1,872	(3,743)	(1,872)

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

Sensitivity Test and changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(3,514)	(351)	(176)	351	176

c. Sensitivity Test of the Balances at March 31, 2010

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Loans from banks and others (including current maturities)	(50,655)	1,091	190	95	(1,137)	(190)	(95)

Sensitivity test of changes in nominal NIS interest rate

		Gain (loss) from changes in nominal NIS interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Loans from shareholders	(18,029)	507	78	39	(532)	(78)	(39)

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

Sensitivity test of changes in the dollar exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	1,498	150	75	(150)	(75)
Cash and cash equivalents	19,527	1,953	976	(1,953)	(976)
Non-current assets:
Long-term receivables	216	22	11	(22)	(11)
Current liabilities:
Trade payables and other account payables	(8,036)	(804)	(402)	804	402
Non-current liabilities:
Loans from shareholders	(18,029)	(1,803)	(901)	1,803	901
NIS-Dollar forward:
Not recognized as an accounting hedge**	2	40	20	(40)	(20)

	(4,822)	(442)	(221)	442	221

*Sensitivity tests for the influence of the Euro exchange rate were not presented due to their negligible influence.
**Sensitivity test for the forward effect of the changes in respect of the NIS and dollar interest rates were not presented due to their negligible effect.

Sensitivity test of changes in the Israeli Consumer Price Index

		Gain (loss) from changes in the Israeli Consumer Price Index
		Increase		Decrease
	Fair value	2%	1%	2%	1%
Section	$ thousands
Loans from shareholders	(18,029)	(361)	(180)	361	180

For purposes of possible further impact of Consumer Price Index changes on the results of the Company's activity – see Consolidated linkage balance sheet, section 2.1 above.

Sensitivity test of changes in prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	15,986	1,599	799	(1,599)	(799)

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2011

Sensitivity test of changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(4,164)	(416)	(208)	416	208

Elron Electronic Industries Ltd.

English Translation of Interim
Consolidated Financial Statements

As of
March 31, 2011
Unaudited

Elron Electronic Industries Ltd.

Interim Consolidated Financial Statements as of March 31, 2011

Auditors' review report to the shareholders of
Elron Electronic Industries Ltd.

Introduction

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated statements of financial position as of March 31, 2011 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the separate interim financial information taken from the financial statements of an investee, whose assets less attributable liabilities net, totaled approximately $ 33,474 thousand as of March 31, 2011 and the earnings from the investee amounted to approximately $ 18 thousand for the three months then ended. The financial statements of that company were reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements in respect of that company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
12 May, 2011	A Member of Ernst & Young Global

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	March 31		December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	51,613	54,617	56,539
Restricted cash	396	61	365
Trade receivables	4,583	2,068	3,061
Other accounts receivables	4,025	3,938	4,324
Inventories	6,120	4,117	5,356

	66,737	64,801	69,645

Assets held for sale	9,590	2,984	17,211

Non-current assets
Investments in associates	110,008	114,881	109,369
Other investments (accounted as available for sale)	20,454	15,986	20,221
Other long-term receivables	28,333	901	28,218
Property, plant and equipment, net	2,098	1,820	2,079
Intangible assets, net	3,901	7,069	3,595
Deferred tax assets	-	316	-

	164,794	140,973	163,482

	241,121	208,758	250,338

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	March 31	March 31	December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands

Current liabilities
Short term credit and loans from banks and others	1,404	10,563	850
Trade payables	3,861	2,910	3,856
Other accounts payables	10,267	10,048	8,801
Current maturities of convertible debentures	1,311	1,180	1,275

	16,843	24,701	14,782

Liabilities directly associated with assets classified as held for sale	-	6,784	-

Long-term liabilities
Long-term loans from banks and others	478	40,835	535
Loans from shareholders	-	17,034	-
Convertible debentures	2,304	2,984	2,110
Royalty bearing government grants	9,284	9,282	8,385
Employee benefits	121	159	134
Other long term liabilities	79	296	153
Deferred tax liabilities	4,839	-	4,746

	17,105	70,590	16,063

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,378	190,328	190,378
Capital reserves	7,925	11,096	14,855
Accumulated deficit	(23,195)	(96,211)	(18,885)
	184,681	114,786	195,921

Non-controlling interests	22,492	(8,103)	23,572

Total equity	207,173	106,683	219,493

	241,121	208,758	250,338

The accompanying notes are an integral part of the interim consolidated financial statements.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May 12, 2011

Elron Electronic Industries Ltd.

Consolidated Statements of Income

	For the three months ended		For the year ended
	March 31		December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands

Income
Income from sales	4,395	1,655	9,608
Gain (loss) from disposal of investee companies and changes in holdings, net	1,374	(70)	160,010
Financial income	856	524	2,739
	6,625	2,109	172,357

Cost and expenses
Cost of sales	1,157	728	3,948
Research and development expenses, net	4,391	6,265	18,209
Selling and marketing expenses	1,988	2,083	6,551
General and administrative expenses	2,197	4,638	13,577
Equity in losses of associates, net	2,413	4,541	10,863
Amortization of intangible assets	85	354	1,484
Financial expenses	531	1,580	3,031
Other expenses (income), net	(364)	(302)	3,136
	12,398	19,887	60,799

Income (loss) before taxes on income	(5,773)	(17,778)	111,558
Taxes on income (tax benefit)	-	(316)	6,112

Net income (loss)	(5,773)	(17,462)	105,446

Attributable to:
The Company's shareholders	(4,348)	(12,897)	60,678
Non-controlling interests	(1,425)	(4,565)	44,768

	(5,773)	(17,462)	105,446

Net income (loss) per share attributable to the Company's shareholders (in $)

Basic net income (loss)	(0.16)	(0.44)	1.98

Diluted net income (loss)	(0.16)	(0.44)	1.98

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income

	For the three months ended		For the year ended
	March 31		December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands

Net income (loss)	(5,773)	(17,462)	105,446

Other comprehensive income (loss) (after tax):

Gain (loss) from available for sale financial assets	(6,086)	1,310	9,585
Transfer to the statement of income in respect of available for sale financial assets	(415)	-	-
Foreign currency translation differences for foreign operations	(580)	(134)	(1,269)
Actuarial loss from defined benefit plan	-	-	(57)
Group's share of other comprehensive loss of associates	-	(34)	(204)

Total other comprehensive income (loss)	(7,081)	1,142	8,055

Total comprehensive income (loss)	(12,854)	(16,320)	113,501

Attributable to:
Company's shareholders	(11,284)	(11,712)	69,100
Non-controlling interests	(1,570)	(4,608)	44,401

	(12,854)	(16,320)	113,501

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
								Capital
								Reserve
			Capital		Capital		Capital	for
			reserve		reserve		reserve	available
			for	Revaluation	for	Capital	from	for sale
			transaction	reserve from	available	reserve	transactions	financial	Accumulated
			with	consolidation	for sale	from	with non-	assets	deficit from			Non-
	Issued	Share	controlling	of	financial	translation	controlling	held for	share based	Accumulated		controlling	Total
	capital	Premium	interest	subsidiaries	assets	differences	interests	sale	payments	deficit	Total	interests	equity
	Unaudited
	$ thousands

Balance at January 1, 2010 (Audited)	9,573	190,378	351	150	10,293	(228)	80	4,209	1,194	(20,079)	195,921	23,572	219,493

Total comprehensive income (loss)	-	-	-	-	234	(435)	-	(6,735)	-	(4,348)	(11,284)	(1,570)	(12,854)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	44	-	-	-	44	111	155
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(38)	-	-	-	-	-	38	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary (see Note 3.b)	-	-	-	-	-	-	-	-	-	-	-	469	469
Non-controlling interests arising from initially consolidated subsidiary (see Note 3.e)	-	-	-	-	-	-	-	-	-	-	-	(90)	(90)

Balance at March 31, 2011	9,573	190,378	351	112	10,527	(663)	124	(2,526)	1,194	(24,389)	184,681	22,492	207,173

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company’s shareholders
			Capital		Capital
			reserve		reserve
			for	Revaluation	for	Capital
			transaction	reserve from	financial	reserve	Accumulated
			with	consolidation	assets	from	deficit from			Non
	Issued	Share	controlling	of	available	translation	share based	Accumulated		controlling	Total
	capital	Premium	interest	subsidiaries	for sale	differences	payments	deficit	Total	interest	equity
	Unaudited
	In thousands of dollars

Balance at January 1, 2010 (audited)	9,573	190,328	217	4,127	5,000	723	1,180	(84,679)	126,469	(4,376)	122,093

Total comprehensive income (loss)	-	-	-	-	1,281	(96)	-	(12,897)	(11,712)	(4,608)	(16,320)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	362	362
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(156)	-	-	-	156	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	519	519
Share based payment	-	-	-	-	-	-	29	-	29	-	29

Balance at March 31, 2010	9,573	190,328	217	3,971	6,281	627	1,209	(97,420)	114,786	(8,103)	106,683

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
								Capital
								Reserve
			Capital		Capital		Capital	for
			reserve		reserve		reserve	available
			for	Revaluation	for	Capital	from	for sale
			transaction	reserve from	available	reserve	transactions	financial	Accumulated
			with	consolidation	for sale	from	with non-	assets	deficit from			Non-
	Issued	Share	controlling	of	financial	translation	controlling	held for	share based	Accumulated		controlling	Total
	capital	Premium	interest	subsidiaries	assets	differences	interests	sale	payments	deficit	Total	interests	equity
	Audited
	$ thousands

Balance at January 1, 2010	9,573	190,328	217	4,127	5,000	723	-	-	1,180	(84,679)	126,469	(4,376)	122,093

Total comprehensive income (loss) for the year	-	-	-	-	9,502	(951)	-	-	-	60,549	69,100	44,401	113,501
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	1,039	1,039
Expiration of share based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	80	-	-	-	80	(80)	-
Share based payments	-	-	-	-	-	-	-	-	88	-	88	-	88
Exercise of options into shares	-	50	-	-	-	-	-	-	(74)	74	50	-	50
Purchase of options from non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(255)	(255)
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(3,977)	-	-	-	-	-	3,977	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	-	-	641	641
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(14,997)	(14,997)
Capital reserve from transaction with controlling interests	-	-	134	-	-	-	-	-	-	-	134	-	134
Classification of non-current assets as held for sale	-	-	-	-	(4,209)	-	-	4,209	-	-	-	-	-
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(2,801)	(2,801)

Balance at December 31, 2010	9,573	190,378	351	150	10,293	(228)	80	4,209	1,194	(20,079)	195,921	23,572	219,493

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.
Consolidated Statements of Cash Flows

	For the three months ended		For the year ended
	March 31		December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands

Cash flows from operating activities
Net income (loss)	(5,773)	(17,462)	105,446

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Adjustments to the profit or loss items:
Depreciation and amortization	290	620	2,412
Financial expenses (income), net	(169)	148	1,777
Stock based compensation and changes in liability in respect of call options	160	390	1,131
Accrued interest on loans from shareholders	-	302	742
Gain from sale of investments in available for sale financial assets	(415)	-	(28)
Reevaluation of restricted cash	-	(1)	-
Loss (gain) from sale of property and equipment	-	(12)	66
Impairment of investments	-	-	1,780
Loss from impairment of intangible assets	-	-	2,421
Change in fair value of convertible debentures	291	591	1,331
Loss (gain) from disposal of investee companies and changes in holdings, net	(1,374)	70	(160,010)
Equity in losses of associates, net	2,413	4,541	10,863
Taxes on income (tax benefit)	-	(316)	6,112
Other	(112)	(202)	(2,637)
	1,084	6,131	(134,040)

Changes in Assets and Liabilities:
Decrease (increase) in trade receivables	(1,522)	16	(977)
Decrease (increase) in other accounts receivables	897	(1,029)	(591)
Increase in inventories	(722)	(535)	(2,501)
Increase (decrease) in liabilities in respect of government grants	122	226	(1,282)
Increase (decrease) in trade payables	(33)	(737)	371
Increase in other accounts payables	1,462	2,710	651
	204	651	(4,329)

Cash paid and received during the period for:
Taxes received	-	-	770
Taxes paid	-	-	(1,734)
Interest paid	(26)	(251)	(2,708)
Interest received	195	103	931
	169	(148)	(2,741)

Net cash used in operating activities	(4,316)	(10,828)	(35,664)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows (Cont.)

	For the three months ended March 31		For the year ended December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(142)	(180)	(1,267)
Investment in associates and other companies	(2,635)	(2,155)	(5,155)
Purchase of intangible assets	-	(139)	(216)
Proceeds from sale of property and equipment	-	25	78
Proceeds from sale of investments in subsidiaries net of cash disposed of in their deconsolidation	-	-	107,395
Proceeds from sale of investment in associates and other companies	53	-	5,062
Proceeds from sale of investment in available for sale financial assets	1,301	156	157
Acquisition of initially consolidated subsidiary less cash acquired (see also Note 3.e)	668	-	-
Investments in deposits	(10)	-	(285)

Net cash provided by (used in) investment activities	(765)	(2,293)	105,769

Cash flows from financing activities
Receipt of government grants	359	37	1,499
Repayment of government grants	(219)	-	(314)
Proceeds from exercise of options	-	-	50
Investment of non-controlling interests in subsidiaries	469	519	641
Award paid to CEO by controlling interests	-	-	134
Dividend paid to non-controlling interest	-	-	(14,997)
Purchase of options from non-controlling interests	-	-	(255)
Repayment of long-term loans from shareholders	-	-	(16,279)
Receipt of long-term loans from banks and others	-	3,750	6,750
Repayment of other long-term loans and liabilities	(25)	(1)	(52,500)
Repayment of convertible debentures	-	-	(1,150)
Short-term credit from banks and others, net	503	(302)	(264)

Net cash provided by (used in) financing activities	1,087	4,003	(76,685)

Exchange rate differences in respect of cash and cash equivalents	(932)	-	(1,628)

Decrease in cash and cash equivalents	(4,926)	(9,118)	(8,208)

Cash and cash equivalents of a disposal group held for sale	-	(1,012)	-

Cash and cash equivalents at the beginning of the period	56,539	64,747	64,747

Cash and cash equivalents at the end of the period	51,613	54,617	56,539

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is a high technology operational holding company with holdings in private and public companies in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and the Over-The-Counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv.

The Company's controlling shareholder is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.46% interest in the Company as of March 31, 2011.

DIC's parent company is IDB Development Corporation Ltd. ("IDB"), which is wholly-owned by IDB Holding Corporation Ltd. The control nucleus of DIC is comprised of Ganden Holdings Ltd., Manor Holdings B.A. Ltd. and Avraham Livnat Ltd., which have a voting agreement between them regarding their shares in IDB Holding Corporation Ltd. The ultimate parent company of IDB Holding Corporation Ltd. is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

The accompanying consolidated financial statements have been prepared as of March 31, 2011, and for the three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") in condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2010 and the year then ended  and accompanying notes ("the annual consolidated financial statements").

Note 2 – Significant Accounting Policies

A.	Basis of presentation

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in  IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies followed in the preparation of the interim consolidated  financial statements are identical to those applied in preparation of the  annual consolidated financial statements, with the exception of the following:

1.	IFRS 7 - Financial Instruments: Disclosure

The amendment to IFRS 7 clarifies the Standard's disclosure requirements. Mainly in regards with the connection between the quantitative disclosures and the qualitative disclosures as well as the nature and scope of risks arising from financial instruments. The Standard also reduces the volume of disclosure requirements for collateral held by the company and revises the disclosure requirements for credit risk. The amendment is adopted commencing on January 1, 2011.

The necessary disclosures will be included in the Company's annual financial statements once applicable.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

A.	Basis of presentation (Cont.)

2.	IAS 24 - Related Party Disclosures

The amendment to IAS 24 clarifies the definition of a related party in order to simplify the identification of the relations with a related party and avoid inconsistent adoption of this definition. In addition, Government related companies are awarded partial alleviations by the amendment in providing disclosure for transactions with the Government and other Government related companies. The amendment is adopted retrospectively commencing on January 1, 2011.

The amendment did not have a material effect on the Company's interim consolidated financial statements.

3.	IAS 32 - Financial Instruments: Presentation - Classification of Rights Issues

The amendment to IAS 32 determines that rights, options or warrants to acquire a fixed number of the Company's equity instruments, for a fixed amount of any currency, are classified as equity instruments if the Company offers the rights, options or warrants pro rata to all of its existing owners of the same class of its non-derivative equity instruments. The amendment is adopted retrospectively commencing on January 1, 2011.

The amendment did not have a material effect on the Company's interim consolidated financial statements.

4.	IAS 34 - Interim Financial Reporting

Pursuant to the amendment to IAS 34, new disclosure requirements were introduced to interim financial reporting regarding the circumstances that are likely to affect the fair value of financial instruments and their classification, the transfers of financial instruments between different fair value levels and changes in the classification of financial assets. In addition, the materiality threshold, which was included in the minimal disclosure requirements prior to the amendment, was cancelled. The amendment is adopted retrospectively commencing on January 1, 2011.

The amendment did not have a material effect on the Company's interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Disclosure of new IFRS in the period prior to their adoption

IFRS 9 - Financial Instruments

a.
In November 2009, the IASB issued the first part of Phase I of IFRS 9, "Financial Instruments", as part of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, upon initial recognition, all the financial assets (including hybrid contracts with financial asset hosts) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Notwithstanding the aforesaid, upon initial recognition, the Company may designate a debt instrument that meets both of the abovementioned conditions as measured at fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency ("accounting mismatch") that would have otherwise arisen.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis (amounts recognized in other comprehensive income cannot be subsequently transferred to profit or loss). Nevertheless, if the equity instruments are held for trading, they must be measured at fair value through profit or loss. This election is final and irrevocable. However, when an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The Standard will be effective starting January 1, 2013. Earlier application is permitted. Early adoption will be done with a retrospective restatement of comparative figures, subject to the reliefs set out in the Standard.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.            Disclosure of new IFRS in the period prior to their adoption (Cont.)

IFRS 9 - Financial Instruments (Cont.)

b.
In October 2010, the IASB issued certain amendments to IFRS 9 regarding derecognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to derecognition and financial liabilities which are not measured at fair value through profit or loss (designated at fair value through profit or loss). Namely the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

The adjustments arising from these amendments affect the measurement of a liability for which the fair value option had been chosen. Pursuant to the amendments, the amount of the adjustment to the liability's fair value - attributed to changes in credit risk - will be carried to other comprehensive income. All other fair value adjustments will be carried to the statement of income. If carrying the fair value adjustment of the liability arising from changes in the credit risk to other comprehensive income creates an accounting mismatch in the income statement, then that adjustment also will be carried to the income statement rather than to other comprehensive income.

Furthermore, according to the amendments, derivative liabilities in respect of certain unquoted equity instruments can no longer be measured at cost but rather only at fair value.

The amendments are effective commencing January 1, 2013. Earlier application is permitted provided that the Company also adopts the provisions of IFRS 9 regarding the classification and measurement of financial assets (the asset stage). First-time adoption of these amendments will be done retrospectively by restating comparative data, subject to the exemptions provided by the amendments.

The Company is evaluating the possibility of early adoption of IFRS 9 and its adoption's expected effects on the financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period

A.	Starling

Starling Advanced Communications Ltd. ("Starling"), a subsidiary, provides mobile SATCOM broadband connectivity solutions for aircraft and ground vehicles. Elron directly holds approximately 32% of Starling's outstanding shares, and approximately additional 36% indirectly through its consolidated subsidiary RDC – Rafael Development Corporation Ltd. ("RDC").

In January 2011, Elron and RDC signed a loan agreement to provide Starling with a loan in the aggregate amount of up to $1,500. Elron's share in this amount was approximately $700. The amount was advanced to Starling in February 2011.

In April 2011, subsequent to the reporting date, Elron and RDC signed an additional loan agreement to provide Starling with a loan in the aggregate amount of up to $7,000. Elron's share in this amount was approximately $3,300. During April 2011, an amount of $1,400 and $1,600 was advanced to Starling by Elron and RDC, respectively, in respect of this loan.

B.	Medingo

As mentioned in Note 3.C.2.B to the annual consolidated financial statements, in May 2010, the sale of Medingo Ltd. ("Medingo") to F. Hoffmann-La Roche Ltd. (the "Acquirer") was completed. Pursuant to the sale agreement, in addition to the immediate consideration received in the transaction, the sellers, including Elron and RDC, may gradually receive a consideration of up to $40,000, including , inter alia, the establishment of a production line with certain operational characteristics, conditional upon Medingo achieving, gradually, over a certain period, certain operational milestones ("Contingent Consideration"). As explained in the said note, the net gain recorded in respect of the sale did not include recognition of the Contingent Consideration element, mainly because in management's estimation, the fair value of this element could not be reliably estimated. As indicated in the said note, the Company examines and shall examine at every financial reporting date whether there is any change in the circumstances or in the information to which it has access, which would enable it to reliably measure the fair value of the Contingent Consideration element.

Pursuant to the sale agreement, on March 31, 2011, the Company received a report from the Acquirer according to which, at this stage:

1.
There are certain operational risks, outlined in the said report from the Acquirer, which may lead to delays or prevent the achievement of the milestones, including inter alia, due to the unsuitability of the required operational characteristics.

2.	It can reasonably be assumed that Medingo is expected to achieve some of the said operational milestones. However, there are operational risks as detailed in Section 1 above,

3.	It is not possible to provide information as to the possibility of the fourth milestone being achieved.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

B.	Medingo (Cont.)

The Company considered the aforementioned information and the combination of circumstances following the said report from the Acquirer, and in management's estimation, at this stage it is unable to estimate and to substantiate reliable probabilities of achieving the relevant milestones. Since Medingo's achievement of the abovementioned operational milestones is not under the control of the Company, but rather under the control of the Acquirer, the Company has no access, at this stage, to sufficient information to enable the substantiation of the range of reasonable fair value estimates.  Therefore, as of the reporting date, it is still not possible to reliably estimate the fair value of this element, and a gain has not yet been recognized in respect of the Contingent Consideration. Furthermore, there is no certainty that such gain will be recorded in the future.

The achievement of the portion of the milestones in respect of which certain information was received will entitle Elron to an additional consideration of up to $2,600, and will entitle RDC to an additional consideration of up to $25,300, out of the total Contingent Consideration. A net gain (attributable to the Company's shareholders) in the aggregate amount of up to approximately $12,000 (a consolidated net gain of up to approximately $21,500) may be recorded at later stages in respect of these milestones.

The achievement of the last milestone in respect of which no information was received will entitle Elron to an additional consideration of up to $400, and will entitle RDC to an additional consideration of up to $4,100, out of the total Contingent Consideration. A net gain (attributable to the Company's shareholders) in the aggregate amount of up to approximately $2,000 (a consolidated net gain of up to approximately $3,000) may be recorded at later stages in respect of this milestone.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

C.	Wavion

Wavion Inc. ("Wavion"), a subsidiary, provides outdoor Wi-Fi base station solutions which provide increased coverage and capacity, enhanced penetration, and immunity to interference as compared with conventional Wi-Fi access points. Elron directly holds approximately 67% of Wavion's outstanding shares.

In March 2011, Elron together with another shareholder of Wavion, invested an aggregate amount of $1,400 in Wavion, of which Elron's share was approximately $900. The investment did not result in any material change to Elron's holdings of Wavion's outstanding shares.

D.	Pocared

Pocared Diagnostics Ltd. ("Pocared") is developing a platform for real-time and automatic diagnosis of pathogens suspended in liquids that is based on optical technology. As of the reporting date, Elron holds approximately 37% of Pocared's outstanding shares and Pocared is accounted for under the equity method of accounting. Prior to Elron's investment in Pocared in January 2011 (see below), Elron held approximately 32% of Pocared's outstanding shares.

In January 2011, Pocared completed a financing round of approximately $5,800 in consideration for 9,586,777 Preferred F shares. Elron's share in this amount was approximately $2,600. In addition, convertible loans in the amount of approximately $9,200 were converted into 15,244,457 Preferred F shares. Elron's share in these loans was approximately $4,100. Pursuant to the investment agreement, the shareholders of Pocared, including Elron, have the option at their discretion to invest up to an additional approximately $11,200 in three additional financing rounds, pro rata to their holdings of Pocared.

E.	Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing an innovative remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients in order to enable early treatment of pulmonary edema and reduce the need for unnecessary hospitalizations.

In September 2010, Elron and Kyma signed an investment agreement according to which Elron invested $1,000 in Kyma in consideration for 65,738 Preferred B shares. Following this transaction, Elron held approximately 27% of Kyma's outstanding shares, and accordingly, Kyma was accounted for under the equity method of accounting. Pursuant to the said investment agreement, Elron had the right, as of January 1, 2011, to invest an additional $4,000 in consideration for 262,953 Preferred B shares which would entitle Elron, among other things, to an additional approximately 38% of Kyma's outstanding shares.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

E.	Kyma (Cont.)

In January 2011, Elron exercised this right, and invested an additional $4,000 in Kyma. Following this investment, Elron's holding in Kyma's outstanding shares increased to approximately 65%. Following this investment, Kyma became a consolidated company and the Company recognized a gain in the amount of $407 as a result of a revaluation of the fair value of Kyma's shares held by the Company prior to obtaining control (a fair value of $1,000 less the carrying amount of the prior holding in the amount of $603).  This gain was recorded under line item gain (loss) from disposal of investee companies and changes in holdings, net, in the Statement of Income.

The impact on the assets and liabilities in the consolidated statement of financial position in Elron's financial statements as of the date of initial consolidation of Kyma's financial statements was as follows:

	Carrying amount in Kyma's financial statements at the date of initial consolidation	Adjustment to fair value	Values recognized upon initial consolidation
	$ thousands
	unaudited

Cash and cash equivalents	4,668	-	4,668
Restricted cash	14	-	14
Other account receivables	328	-	328
Other long-term receivables	16	-	16
Property, plant and equipment, net	50	-	50
Intangible assets	-	407	407
Trade payables	(23)	-	(23)
Other account payables	(136)	-	(136)
Royalty bearing government grants	(414)	-	(414)
Non-controlling interests	90	-	90

Purchase consideration transferred	4,593	407	5,000

The purchase consideration of the business combination amounted to $5,000 and included a $4,000 cash payment as well as an amount of $1,000 which represents the fair value of the Company's investment on the date control was obtained as a result of its revaluation to fair value on the purchase date (as aforementioned).

Analysis of cash flows on aquisition:

$ thousands
unaudited

Cash and cash equivalents acquired with the company as of the purchase date	4,668
Cash paid	(4,000)
668

Kyma has contributed $576 to the loss in the three months period ended on March 31, 2011.

In March 2011, Elron transferred its investment in Kyma, including any rights and obligations in regards to this investment, to RDC in consideration for $5,000. As a result, as of March 31, 2011, RDC holds approximately 65% of Kyma's outstanding shares and accordingly Kyma became an RDC subsidiary.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 4 – Assets held for sales

A.
As described in Note 9 to the annual consolidated financial statements, in December 2010, the Company's Board of Directors decided to sell the Company's investment in GigOptix Inc. ("GigOptix") and Enablence Technologies Inc. ("Enablence"). In December 2010, the Company engaged with Oppenheimer Inc. in order to sell these shares. According to the Company's management's opinion, the investments in these shares are in compliance with the terms set in IFRS 5 for classification as non- current assets held for sale. Accordingly, the investments in these shares are classified as assets held for sale in the statement of financial position.

The investments in the shares of Enablence and GigOptix continue to be measured in conformity with the provisions of IAS 39, as available for sale investments at fair value.

B.
During the first quarter of 2011, approximately 450,000 shares of GigOptix. were sold, representing approximately 58% of Elron's holding in GigOptix, in consideration of approximately $1,300. The Company recorded a gain of approximately $400 from this sale.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 4 – Assets held for sales

C.
As described in Note 3.C.1.b to the annual consolidated financial statements, the Company holds shares of Enablence, a foreign company publicly traded on the TSX Venture Exchange, which shares are subject to a lock-up period of 6 to 12 months commencing June 23, 2010 (the date such shares were received pursuant to the sale of Teledata Networks Ltd.).

As of the reporting date, 40% of the investment in Enablence's shares, which was received due to the sale of Teledata Networks Ltd. were released from the lock-up (50% as of the date of the approval of the financial statements).

The fair value of these shares is determined by reference to their quoted market price less the discount element (the "Discount") in respect of the lock-up period. The Discount is estimated based on the Option Pricing Model method and was determined on March 31, 2011 at a rate of 8% for the shares not held in escrow and 9% for the shares held in escrow.

The difference between the Discount rate of shares held and not held in escrow derives from the difference in their respective lock-up periods.

The main parameters used in the said valuation as of March 31, 2011 are as follows:

The Valuation Model - PUT Option Analysis based on the Black and Scholes Option Pricing Model.

	March 31, 2011	December 31, 2010
Exercise price	CAD 0.29	CAD 0.54
Share price	CAD 0.29	CAD 0.54
Expected life	1-3 months	1-6 months
Volatility	38%-48%	47%-50%
Risk free rate	0.89%-0.92%	0.92%-1.13%
Dividend rate	0%	0%
Discount's fair value	Approximately $500	Approximately $1,600

As of the reporting date, the fair value of the investment in Enablence's shares amounted to $8,735, an approximately $6,350 decrease compared with the fair value as of December 31, 2010, and an approximately $2,650 decrease compared with the fair value as of the date of sale of Teledata Networks Ltd. ("original cost"). Based on the rate of decline relatively to the original cost and the duration of the decline in the fair value below its original cost until the reporting date, according to management's assessment, as of the reporting date, the decline in fair value does not indicate an impairment that should be recorded in the statement of income. Therefore, the difference between the fair value at the reporting date and the original cost has been recorded directly in other comprehensive income under capital reserve for available for sale financial assets held for sale. The Company examines and shall examine  at each reporting date the decline in the fair value of its holding in Enablence's shares relative to their original cost, the changes in fair value, and the duration of the decline in fair value below the original cost, as well as whether there have been any changes in the technological, economic or legal environment, or in the market environment in which Enablence operates, in order to determine if an impairment that should be recorded in profit or loss exists.

Subsequent to the reporting date, Enablence's share price declined from CAD 0.29 per share as of March 31, 2011 ($0.30) to CAD 0.20 ($0.21) per share as of May 11, 2011.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 5 – Contingent Liabilities

For details regarding pending contingent liabilities and claims against the Company and its group companies as of the date of approval of the interim consolidated financial statements, see Note 19 to the  annual consolidated financial statements, approved for publication on March 10, 2011.

Note 6 – Inclusion of the financial statements of associate companies accounted for under the equity method of accounting

The Company did not include condensed data or the financial statements of Given Imaging Ltd., a material associate company, as it reports in accordance with the reporting obligations under chapter E3 to the Israel Securities Law (1968).

Note 7 – Summarized data of the financial statements of certain associate companies, unadjusted to the Group's rate of holdings in conformity with the Israeli Securities regulations (Periodic and Immediate Reports), 1970 (*)

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests
	$ thousands
As of March 31, 2011 (unaudited)
Pocared Ltd.	6,766	547	7,313	426	-	426	6,887	-
NuLens Ltd.	1,884	1,250	3,134	1,113	398	1,511	1,623	-

As of March 31, 2010 (unaudited)
Pocared Ltd.	1,836	74	1,910	6,067	-	6,067	(4,157)	-
NuLens Ltd.	6,273	1,063	7,336	848	323	1,171	6,165	-

As of December 31, 2010 (audited)
Pocared Ltd.	2,052	517	2,569	9,469	-	9,469	(6,900)	-
NuLens Ltd.	3,085	1,232	4,317	1,164	364	1,528	2,789	-

(*)	The information presented does not include excess cost and goodwill.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 – Summarized data of the financial statements of certain associate companies, unadjusted to the Group's rate of holdings in conformity with the Israeli Securities regulations (Periodic and Immediate Reports), 1970 (Cont.)

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the period	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests
	$ thousands
For the three months period ended March 31, 2011 (unaudited)
Pocared Ltd.	-	-	(1,021)	(987)	(987)	(987)	-
NuLens Ltd.	-	-	(1,219)	(1,230)	(1,230)	(1,230)	-

For the three months period ended March 31, 2010 (unaudited)
Pocared Ltd.	-	-	(822)	(842)	(842)	(842)	-
NuLens Ltd.	-	-	(1,520)	(1,518)	(1,518)	(1,518)	-

For the year ended December 31, 2010 (audited)
Pocared Ltd.	-	-	(3,929)	(3,679)	(3,679)	(3,679)	-
NuLens Ltd.	-	-	(5,256)	(5,247)	(5,247)	(5,247)	-

Note 8 – Components of comprehensive income (loss)

Three months period ended March 31, 2011(unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available for sale financial assets held-for-sale	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands
Loss	(4,348)	-	-	-	(4,348)	(1,425)	(5,773)
Gain (loss) from available-for-sale financial assets	-	(6,320)	234	-	(6,086)	-	(6,086)
Transfer to the statement of income in respect of available-for-sale financial assets	-	(415)	-	-	(415)	-	(415)
Foreign currency translation differences for foreign operations	-	-	-	(435)	(435)	(145)	(580)

Total other comprehensive income (loss)	-	(6,735)	234	(435)	(6,936)	(145)	(7,081)

Total comprehensive income (loss)	(4,348)	(6,735)	234	(435)	(11,284)	(1,570)	(12,854)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8 – Components of comprehensive income (loss) (Cont.)

Three months period ended March 31, 2010 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands
Loss	(12,897)	-	-	(12,897)	(4,565)	(17,462)
Gain from available-for-sale financial assets	-	1,310	-	1,310	-	1,310
Foreign currency translation differences for foreign operations	-	-	(96)	(96)	(38)	(134)
Group's share of other comprehensive loss of associates	-	(29)	-	(29)	(5)	(34)

Total other comprehensive income (loss)	-	1,281	(96)	1,185	(43)	1,142

Total comprehensive income (loss)	(12,897)	1,281	(96)	(11,712)	(4,608)	(16,320)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8 – Components of comprehensive income (loss) (Cont.)

Year ended December 31, 2010 (audited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands
Net income	60,678	-	-	60,678	44,768	105,446
Gain from available-for-sale financial assets	-	9,585	-	9,585	-	9,585
Foreign currency translation differences for foreign operations	-	-	(951)	(951)	(318)	(1,269)
Actuarial loss from defined benefit plan	(38)	-	-	(38)	(19)	(57)
Group's share of other comprehensive loss of associates	(91)	(83)	-	(174)	(30)	(204)

Total other comprehensive income (loss)	(129)	9,502	(951)	8,422	(367)	8,055

Total comprehensive income (loss)	60,549	9,502	(951)	69,100	44,401	113,501

Elron Electronic Industries Ltd.

ANNEX TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

A.	Details regarding investments in the consolidated financial statements as of March 31, 2011

	Rate of holdings in equity		Consolidated rate of holdings in equity	Elron's effective rate of holdings in equity **	Fully diluted consolidated rate of holdings	Elron's fully diluted effective rate of holdings **	Consolidated carrying value of investment	Market value of investment on consolidated basis
	Elron*	RDC					March 31, 2011	March 31, 2011	May11, 2011
	%						In thousands of dollars

Investments in investee companies

Subsidiaries:
Starling Advanced Communications Ltd.	31.45	36.26	67.71	49.61	60.42	45.06	(3,275)	7,417	7,460
SyncRx Ltd.	-	87.47	87.47	43.82	78.10	39.13	1,468	-	-
Actysafe Ltd.	-	100.00	100.00	50.10	85.00	42.59	(292)	-	-
Kyma Medical Technologies Ltd.	-	65.27	65.27	32.70	53.07	26.59	4,434	-	-
Wavion Inc.	66.95	-	66.95	66.95	54.91	54.91	(1,538)	-	-

Associates:
Given Imaging Ltd.	22.65	8.87	31.52	27.10	26.02	22.37	104,050	186,552	190,811

Aqwise Ltd.	34.03	-	34.03	34.03	29.95	29.95	2,835	-	-
NuLens Ltd.	34.72		34.72	34.72	29.84	29.84	151	-	-
BrainsGate Ltd.	23.28	-	23.28	23.28	20.83	20.83	167	-	-
Safend Ltd.	25.61	-	25.61	25.61	20.25	20.25	-	-	-
Atlantium Inc.	23.44	-	23.44	23.44	20.22	20.22	-	-	-
Pocared Ltd.	37.50	-	37.50	37.50	33.82	33.82	2,805	-	-
Plymedia Inc.	27.96	-	27.96	27.96	21.84	21.84	-	-	-

Other investments:
Notal Vision Inc.	22.63	-	22.63	22.63	17.29	17.29	2,079	-
GigOptix Inc.	2.67	-	2.67	2.67	N/A	N/A	855	855	820
BPT Ltd.	17.45	-	17.45	17.45	15.88	15.88	2,797	-	-
Jordan Valley Ltd.	18.83	-	18.83	18.83	17.51	17.51	13,510	-	-
Elbit Vision Systems Ltd.	4.77	-	4.77	4.77	N/A	N/A	433	433	#
InnoMed Ventures L.P.	13.92	-	13.92	13.92	N/A	N/A	1,551	-	-
Enablence Technologies Inc. ***, ****	8.02	-	8.02	8.02	7.38	7.38	8,735	8,735	6,171

*)	Including holding through Elron's fully-owned subsidiaries.
**)	Elron's effective holdings include holdings by RDC multiplied by 50.10%.
***)	Includes shares held in escrow representing approximately 1.1%.
****)	The value of Enablence Technologies Inc.'s shares are determined by their price quoted on the TSX Venture Exchange, net of the discount element in respect of the lock-up period.
#	Subsequent to the reporting date, the investment in the shares of Elbit Vision Systems Ltd. was sold for an immaterial amount.

Elron Electronic Industries Ltd.

English Translation of Financial Data from the
Interim Consolidated Financial Statements
Attributable to the Company

As of
March 31, 2011
Unaudited

Special report to the review of the separate interim financial information in accordance with
Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970
Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of March 31, 2011 and for the three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information taken from the financial statements of an investee, whose assets less attributable liabilities net, totaled approximately $ 33,474 thousand as of March 31, 2011 and the earnings from the investee amounted to approximately $ 18 thousand for the three months then ended. The financial statements of that company were reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements in respect of that company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 12, 2011	A Member of Ernst & Young Global

2

Special Report according to Regulation 38D
Financial Data and Information from the Interim Consolidated Financial Statements
Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Interim Consolidated Financial Statements as of March 31, 2011, and for the three months then ended ("interim consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2010 ("consolidated financial statements for 2010") and the Company's interim consolidated financial statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements

Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's interim consolidated financial statements.

In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the interim consolidated financial statements.

■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the interim consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the interim consolidated financial statements.

3

 Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	March 31		December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Current assets
Cash and cash equivalents	38,091	50,037	40,714
Other account receivable	1,265	1,269	1,025

	39,356	51,306	41,739

Assets held for sale	9,590	141	17,211

Non-current assets
Investments in subsidiaries and associates, net	214,409	165,100	213,338
Other investments (accounted as available for sale)	18,438	13,978	18,438
Property, plant and equipment, net	111	188	121
Other long-term receivables (note 2)	6,843	16,794	6,792

	239,801	196,060	238,689

Total assets	288,747	247,507	297,639

The accompanying additional information is an integral part of the separate financial data and information.

4

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	March 31	March 31	December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Current liabilities
Trade payables	390	260	234
Other accounts payables	21,213	3,712	20,600

	21,603	3,972	20,834

Liabilities directly associated with assets classified as held for sale	-	4,398	-

Long-term liabilities
Long term loans from banks	-	30,000	-
Long term loan from shareholders	-	17,040	-
Other long term liabilities (note 3)	82,463	77,311	80,884

	82,463	124,351	80,884

Total Liabilities	104,066	132,721	101,718

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,378	190,328	190,378
Capital reserves	7,925	11,096	14,855
Accumulated deficit	(23,195)	(96,211)	(18,885)

Total equity	184,681	114,786	195,921

	288,747	247,507	297,639

The accompanying additional information is an integral part of the separate financial data and information.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May 12, 2011

5

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Income Attributable to the Company

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Income
Financial income	212	338	1,593

Cost and expenses
General and administrative expenses	984	1,053	5,470
Financial expenses	1,639	1,313	6,671
Other expenses (income), net	(415)	2	1,191

	2,208	2,368	13,332

	(1,996)	(2,030)	(11,739)

Gain (loss) from disposal of subsidiaries and associates and changes in holdings, net	1,018	(194)	41,197
Company's share of income (loss) of subsidiaries and associates	(3,370)	(10,673)	31,220

Net income (loss) attributable to the Company's shareholders	(4,348)	(12,897)	60,678

The accompanying additional information is an integral part of the separate financial data and information.

6

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income (loss) Attributable to the Company

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Net income (loss) attributable to the Company's shareholders	(4,348)	(12,897)	60,678

Other comprehensive income (loss):

Gain (loss) from available for sale financial assets	(6,319)	1,310	9,520
Transfer to the statement of income in respect of available for sale financial assets	(415)	-	-
Foreign currency translation differences for foreign operations	(256)	(96)	(591)

Total other comprehensive income (loss) attributable to the Company	(6,990)	1,214	8,929

Other comprehensive income (loss) attributable to the Company's subsidiaries and associates	54	(29)	(507)

Total comprehensive income (loss) attributable to the Company's shareholders	(11,284)	(11,712)	69,100

The accompanying additional information is an integral part of the separate financial data and information.

7

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Cash flows from operating activities

Net income (loss) attributable to the Company	(4,348)	(12,897)	60,678

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:
Company's share of loss (income) of subsidiaries and associates,	3,370	10,673	(31,220)
Depreciation	10	17	52
Financial expenses (income), net	(141)	18	(1,006)
Stock based compensation and changes in liability in respect of call options	5	29	92
Accrued interest on loans from shareholders	-	302	742
Impairment of investments	-	-	3,189
Loss (gain) from sale of property and equipment	-	2	(7)
Gain from sale of investments in available for sale financial assets	(415)	-	-
Loss (gain) from disposal of subsidiaries and associates and changes in holdings , net	(1,018)	194	(41,197)
Other	(321)	(150)	(584)

	1,490	11,085	(69,939)

Changes in assets and liabilities of the Company:
Decrease (increase) in accounts receivables	(243)	115	673
Increase in long term receivables	(49)	(3,890)	(355)
Increase in trade payables	156	103	78
Increase in other long term liabilities	1,579	1,270	4,843
Increase in other accounts payables	613	25	16,909

	2,056	(2,377)	22,148

Cash paid and received during the period for:
Interest paid	-	(117)	(1,565)
Interest received	141	99	2,571

	141	(18)	1,006

Net cash provided by (used in) operating activities of the Company	(661)	(4,207)	13,893

The accompanying additional information is an integral part of the separate financial data and information.

8

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Cash flows from investment activities
Purchase of property and equipment	-	-	(4)
Investment in associates and subsidiaries	(8,263)	(5,682)	(16,110)
Proceeds from sale of property and equipment	-	11	51
Proceeds from sale of associates and subsidiaries	5,000	-	17,564
Proceeds from sale of investment in available for sale financial assets	1,301	-	-
Loans to subsidiary	-	-	(6,000)
Repayment of loan by subsidiary	-	-	17,500

Net cash provided by (used in) investment activities	(1,962)	(5,671)	13,001

Cash flows from financing activities
Repayment of loans to banks	-	-	(30,000)
Repayment of loans to shareholders	-	-	(16,279)
Proceeds from exercise of options	-	-	50
Award paid to CEO by controlling interests	-	-	134

Net cash used in financing activities	-	-	(46,095)

Decrease in cash and cash equivalents	(2,623)	(9,878)	(19,201)

Cash and cash equivalents as of beginning of the period	40,714	59,915	59,915

Cash and cash equivalents as of end of the period	38,091	50,037	40,714

The accompanying additional information is an integral part of the separate financial data and information.

9

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

1.	General

The accompanying condensed separate financial data as of March 31, 2011 and for the three months then ended, have been prepared in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2010 and the Company's interim consolidated financial statements and accompanying notes.

2.	Long term receivables

Up until March 31, 2010, long term receivables included loans granted by the Company to its subsidiary, RDC  Rafael Development Corporation Ltd. ("RDC"). For further details concerning loans granted by the Company to RDC and the repayment of such loans during June 2010, see Note 3C to the annual consolidated financial statements for 2010. As of March 31, 2011, long term receivables are mainly comprised of non-tradable bonds of Enablence in the amount of $3,926 as well as a deposit held in escrow in the amount of $2,705, received as a result of the sale of Medingo (see Note 10 to the annual consolidated financial statements for 2010).

3.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. ("Elbit") which is a fully owned subsidiary of Elron. Such liabilities include non-interest bearing and unlinked NIS capital notes.

10

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of March 31, 2011

Attached hereby is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation. In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law. The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the annual report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the periodic report for the period ended on December 31, 2010 (the "Last Annual Report Regarding the Internal Control"), the board of directors and management assessed the Corporation's internal control. Based on such assessment, the Corporation's board of directors and management concluded that the internal control as aforesaid, as of December 31, 2010, is effective.

Up until the reported date, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Annual Report Regarding the Internal Control.

As of the reported date, based on the assessment of the effectiveness of the internal control in the Last Annual Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the first quarter of 2011 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the financial statements and other financial information which is included in the Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Preparation of Annual Financial Statements), 5753-1993, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

May 12, 2011    ___________________________________

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the first quarter of 2011 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Preparation of Annual Financial Statements), 5753-1993, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

May 12, 2011    ___________________________________

Yaron Elad, CFO

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)
Report as of March 31, 2011
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of March 31, 2011 (1 USD = 3.481 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on  separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding  the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	1,044	0	130
Second year	0	0	0	1,044	0	64
Third year	0	0	0	435	0	7
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	20,409	0
Total	0	0	0	2,523	20,409	201

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0		0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0